UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 333-268865

NFT Limited

Office Q 11th Floor, Kings Wing Plaza 2, No.1 Kwan Street, Sha Tin, New Territories Hong Kong +86-13061634962
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

This Amendment No. 1 to the Report of Foreign Private Issuer on Form 6-K originally furnished to the U.S. Securities and Exchange Commission on September 26, 2025 (the “Original Report”) is being furnished solely to include the previously omitted notes to the Company’s unaudited condensed consolidated financial statements for the six months ended June 30, 2025 and 2024.

In the Original Report, the Company furnished its unaudited condensed consolidated financial statements for the six months ended June 30, 2025 and 2024; The Company intends to include additional footnotes to provide further clarity and enhanced disclosures. This Amendment No. 1 furnishes the unaudited condensed consolidated financial statements together with the related footnotes as Exhibit 99.1 and furnishes Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2025 as Exhibit 99.2.

Except as described above, this Amendment No. 1 does not amend, update or otherwise modify any information contained in the Original Report.

Financial Statements and Exhibits.

Exhibits.

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements and Notes of NFT Limited for the Six Months Ended June 30, 2025 and 2024
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Label Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File formatted as Inline XBRL and contained in Exhibit 101

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 10, 2026	By:	/s/ Yanying Wang
		Name:	Yanying Wang
Chief Executive Officer

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